Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	First Quarter Ended	Fiscal Year Ended
	June 18, 2016 (16 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014 (52 weeks)	February 23, 2013(1) (52 weeks)
Earnings (loss) from continuing operations before income taxes	$74	$263	$185	$18	$(416)
Less net earnings attributable to noncontrolling interests	(1)	(8)	(7)	(7)	(10)
Net overdistributed earnings of less than fifty percent owned affiliates	1	1	—	1	1
Fixed charges	69	236	281	444	313
Amortized capitalized interest	—	(1)	(1)	(1)	(4)
Earnings (loss) available to cover fixed charges	$143	$491	$458	$455	$(116)

Interest expense	61	196	244	407	272
Capitalized interest	—	1	1	1	4
Interest on operating leases	8	39	36	36	37
Total fixed charges	$69	$236	$281	$444	$313

Excess (deficiency) of earnings to fixed charges	$74	$255	$177	$11	$(429)
Ratio of earnings to fixed charges	2.08	2.08	1.63	1.02	N/A

N/A represents a ratio of less than one.

(1)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $227 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $36 of severance costs before tax, $22 of store closure charges and costs before tax, $22 of non-cash unamortized financing costs before tax and $6 of non-cash intangible asset impairment charges before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.